Exhibit 99.1

Solaris Resources Announces $35 Million Common Share Bought Deal Offering

May 21, 2024 – Vancouver, B.C. – Solaris Resources Inc. (TSX: SLS; NYSE: SLSR) (“Solaris” or the “Company”) is pleased to announce that it has entered into an agreement with certain underwriters, (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 7,150,000 common shares of the Company (the “Common Shares”) at a price of $4.90 per Common Share (the “Offering Price”), for aggregate gross proceeds of approximately $35,035,000 million (the “Offering”).

The Company has also granted the Underwriters an option to purchase up to an additional 1,072,500 Common Shares, representing 15% of the size of the Offering (the “Over-Allotment Option”), on the same terms and conditions, exercisable in whole or in part, up to 30 days after the closing of the Offering. If the Over-Allotment Option is exercised in full, the Company will receive additional gross proceeds of $5,255,250, for aggregate gross proceeds from the Offering of $40,290,250.

The net proceeds of the Offering, inclusive of the over-allotment option if exercised, will be used to fund an expanded exploration and infill drilling program at the Company’s flagship Warintza Project in southeastern Ecuador, together with enhanced regional exploration activities, including fieldwork on ten new exploration concessions which were recently awarded to the Company, and for working capital and general corporate purposes.

The Common Shares will be offered in all provinces of Canada, except for Quebec, by way of a short form prospectus, and in the United States to “qualified institutional buyers” pursuant to an exemption from registration requirements under the United States Securities Act of 1933, as amended, (the “U.S. Securities Act”) and in such other jurisdictions outside of Canada in accordance with applicable law.

The Offering is expected to close on or about June 10, 2024, and is subject to certain conditions including, but not limited to, the receipt of all necessary corporate and regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE American LLC.

All dollar amounts are expressed in Canadian dollars.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the Common Shares nor shall any sale of the Common Shares occur in any jurisdiction, including the United States, in which such offer, solicitation or sale is unlawful. The securities have not been and will not be registered under the U.S. Securities Act or any securities laws of any state of the United States and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable securities laws of any state of the United States unless an exemption from such registration requirements is available.

The preliminary short form prospectus, and any applicable amendment to the documents will be accessible through SEDAR+.

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1

On behalf of the Board of Solaris Resources Inc.

“Daniel Earle”
President & CEO, Director

For Further Information

Jacqueline Wagenaar, VP Investor Relations
Direct: 416-366-5678 Ext. 203
Email: jwagenaar@solarisresources.com

About Solaris Resources Inc.

Solaris is advancing a portfolio of copper and gold assets in the Americas, which includes a world class copper resource with expansion and discovery potential at its Warintza Project in Ecuador; a series of grass roots exploration projects with discovery potential in Peru and Chile; and significant leverage to increasing copper prices through its 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico.

Cautionary Notes and Forward-Looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements regarding the terms and completion of the Offering, the use of proceeds from the Offering, and the expected closing date of the Offering. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2023 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.

Suite 555 - 999 Canada Pl., Vancouver, BC Canada V6C 3E1